Exhibit 1

News Release

RINKER MATERIALS ACQUIRES
AGGREGATES BUSINESS IN ARIZONA

Rinker Group Limited (“Rinker”) announced today that its wholly-owned US subsidiary, Rinker Materials Corporation, had acquired two aggregates quarries in the greater Phoenix Valley, Arizona, from Superstition Crushing LLC.

The acquisition is the first in the Arizona region since Rinker Materials acquired Kiewit Materials Company for US$540 million in late 2002.

The acquisition adds to the group’s reserves position in Arizona with over 14 million tons of permitted reserves.

The quarries consist of a sand and gravel deposit at Hassayampa, on Hassayampa River, in Tonopah, and a sand a gravel deposit on the Salt River at Laveen, a few miles southwest of central Phoenix.

Production volumes are around 1.1 million tons a year, of which approximately one third will be for internal use.

Rinker chief executive David Clarke said the reserves were in strong positions relative to the growth of the market, particularly in the western Phoenix region.

“This acquisition fits closely with our preferred strategic options : a strong aggregates position in areas of high population growth,” he said.  “Arizona’s growth is projected to be 2.6% p.a. over the next ten years, approximately double that of the US overall.

“The Superstition quarries involve very little overlap or duplication with the existing Kiewit operations and will strengthen our leading position in Arizona.  This will enable us to service our customers over a wider geographic area.”

The US$5 million acquisition is expected to be earning above Rinker Materials’ weighted average cost of capital immediately.

The Rinker group has made 30 acquisitions (27 in the US) since 1998, at a total cost of around US$1.7 billion.

Rinker Group Limited    ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  For the twelve months to September 2003*, Rinker’s trading revenue was A$5.5 billion (around US$3.4 billion), profit from ordinary activities before interest and tax (EBIT) was A$722 million (over US$400 million) and net cash from operating activities was A$985 million (over US$600 million). Rinker has 13,000 employees in over 730 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

* Revenue, profit, cash flow figures for the twelve months to September 2003, are based on unaudited proforma accounts for the six months to  March 2003, and  audited accounts for the six months to September 2003. The proforma figures assume that Rinker, which demerged in March 2003 from CSR Limited, existed as a separate economic entity during the year.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile/cell 0419 476 546 (international + 61 419 476 546)

12 February 2004	RIN 14-04